# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

# FORM 8-K

### CURRENT REPORT
### PURSUANT TO SECTION 13 OR 15(d)
### OF THE SECURITIES EXCHANGE ACT OF 1934

**Date of report (Date of earliest event reported): December 13, 2022**

# The Jones Financial Companies, L.L.L.P.
**(Exact Name of Registrant as Specified in Its Charter)**

| Missouri | 0-16633 | 43-1450818 |
|:---:|:---:|:---:|
| **(State or Other Jurisdiction** | **(Commission** | **(IRS Employer** |
| **of Incorporation)** | **File Number)** | **Identification No.)** |

| 12555 Manchester Road, Des Peres, Missouri | 63131 |
|:---:|:---:|
| **(Address of Principal Executive Offices)** | **(Zip Code)** |

**(314) 515-2000**
**(Registrant's Telephone Number, Including Area Code)**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|:---:|:---:|:---:|
| None | N/A | N/A |

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

**Item 5.02.     Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

After fifteen years of service to Edward D. Jones & Co., L.P. ("Edward Jones") and The Jones Financial Companies, L.L.L.P. (the "Partnership," together with Edward Jones, the "firm"), Chris Lewis, principal of the Partnership, member of the Partnership's Enterprise Leadership Team and the firm's General Counsel, has announced his intention to retire effective March 1, 2023.

Mr. Lewis joined Edward Jones in 2007 as a principal and Deputy General Counsel in the Legal division.  He was named General Counsel in 2015, with responsibility for leading the Legal and Compliance divisions.  Mr. Lewis also served on the Management Committee, and beginning in 2019, was appointed to the Partnership's Executive Committee (now known as the Enterprise Leadership Team).  He also serves on the Partnership's Audit Committee.  Mr. Lewis currently serves as a member of the General Counsel Committee of the Securities Industry and Financial Markets Association ("SIFMA") and a member of the executive committee for SIFMA's Compliance and Legal Society.  He also serves on the Financial Industry Regulatory Authority's ("FINRA") National Adjudicatory Council, which reviews initial decisions rendered in FINRA disciplinary and membership proceedings.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 13, 2022

THE JONES FINANCIAL COMPANIES, L.L.L.P.

By:   /s/ Andrew T. Miedler
Name:  Andrew T. Miedler
Title:   Chief Financial Officer